HUNTON ANDREWS KURTH LLP
FOUNTAIN PLACE
1445 ROSS AVENUE
SUITE 3700
DALLAS, TEXAS 75202-2799

TEL          214 • 979 • 3000
FAX          214 • 880 • 0011

BRIAN R. MAREK
DIRECT DIAL: 214 • 468 • 3361
EMAIL: bmarek@huntonak.com

BETH A. WHITAKER
DIRECT DIAL: 214 • 468 • 3575
EMAIL: bwhitaker@huntonak.com

By EDGAR and Electronic Mail September 10, 2018

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn:  Michael Clampitt, Senior Counsel

RE:	Bank7 Corp.
Registration Statement on Form S-1
Filed on August 24, 2018
File No. 333-227010

Ladies and Gentlemen:

On behalf of our client, Bank7 Corp. (“Bank7” or the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 7, 2018 (the “Comment Letter”), with respect to the above-referenced filing.  Bank7 has also revised its Registration Statement on Form S-1 filed with the Commission on August 24, 2018 (the “Form S-1”) in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects these revisions.

For your reference, copies of this letter, along with clean copies of the Revised Registration Statement and copies marked to show all changes from the Form S-1, are being delivered to the Staff under separate cover.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the letter.  Each of the Staff’s comments is set forth in italics, followed by Bank7’s response to the comment. All page references in our responses correspond to pages in the marked Amended Registration Statement.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON   LONDON   LOS ANGELES
MIAMI   NEW YORK   NORFOLK   RALEIGH/DURHAM   RICHMOND   SAN FRANCISCO   THE WOODLANDS   TYSONS   WASHINGTON, DC
www.HuntonAK.com

September 10, 2018

Form S-1 filed August 24, 2018

Unaudited Pro Forma Condensed Financial Information, page 18

1.          Reference is made to notes (1) and (2) of the unaudited pro forma condensed statements of income appearing on pages 18-19. Please revise the notes to remove the reference to the securitization transaction.

Response:  In response to the Staff’s comment, we have deleted the two references to the securitization transaction on pages 18-19 of the Amended Registration Statement.

2.          Please expand the unaudited pro forma condensed statements of income to include a line item titled Income before income tax expense.

Response:  In response to the Staff’s comment, we have expanded the unaudited pro forma condensed statements of income to include a line item titled “Income before provision for income taxes.”  Please see pages 18-19 of the Amended Registration Statement.

3.          You calculated a provision for income taxes using a combined effective tax rate for Federal and Oklahoma income taxes of 40% for the year ended December 31, 2017 and for the six-month period ended June 30, 2018. Please tell us how you computed this provision since the Federal tax rate is 21% and the state tax rate in Oklahoma is approximately 5%.

Response:  We have revised the Unaudited Pro Forma Condensed Statements of Income on page 18 and page 19 of the Amended Registration Statement to remove footnote (2), which previously reflected the calculation of the provision for income taxes.

Capitalization, page 50

4.          Reference is made to note (4) of the Capitalization Table regarding the ratio of Non-owner occupied CRE/total capital. Please revise the note to remove the assumption that an amount of the net proceeds from the offering will be contributed to the bank consistent with the disclosure under the title Use of Proceeds that the company has no plans to contribute net proceeds from the offering to the bank.

Response:  In response to the Staff’s comments, we have removed such assumption from Note (4) of the Capitalization table on page 50 of the Amended Registration Statement.

September 10, 2018

Financial Statements

Notes to Consolidated Financial Statements (Unaudited), page F-46

5.          Please include a subsequent events footnote to the consolidated financial statements to reflect the board of directors approval of a special one-time equity grant under the company's 2018 Equity Incentive Plan pursuant to AS 2801.

Response:  In response to the Staff’s comment, we have added a subsequent event note to the consolidated financial statements to disclose the approval of a special one-time equity grant by the Company’s board of directors under the Company’s 2018 Equity Incentive Plan.  Please see page F-47 of the Amended Registration Statement.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact either Brian R. Marek at (214) 468-3351 or bmarek@huntonak.com or Beth A. Whitaker at (214) 468-3575 or bwhitaker@huntonak.com.

Sincerely,

/s/ Brian R. Marek

Brian R. Marek

/s/ Beth A. Whitaker

Beth A. Whitaker

cc:	Thomas L. Travis
Kelly J. Harris
William S. Anderson
Joshua T. McNulty